Mail Stop 4561

Ms. Jenifer Osterwalder
Chief Executive Officer
FUSA Capital Corporation
1420 Fifth Avenue
22nd Floor
Seattle, WA 98101

> **Re: FUSA Capital Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2008 and June 30, 2008**
> **File No. 000-50274**

Dear Ms. Osterwalder:

      We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Exhibit 31.1

1.   We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-K. Please amend your filing and revise this certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Similar concerns apply to your Form 10-Q for the fiscal quarter ended March 31, 2008.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have any questions regarding the above comment.

Sincerely,

Christine Davis
Assistant Chief Accountant